UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM SD

Specialized Disclosure Report

The Children’s Place Retail Stores, Inc.
(Exact name of the registrant as specified in its charter)

Delaware	0-23071	31-1241495
(State of other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No.)

500 Plaza Drive, Secaucus NJ	07094
(Address of principal executive offices)	(Zip code)

Bradley Cost, Senior Vice President, General Counsel and Secretary	(201) 453-7496
(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

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Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

The Children’s Place Retail Stores, Inc. (the “Company”) has filed a Conflict Minerals Report which is attached as an exhibit in Section 2 and is also publicly available under the Investor Relations section of our website at www.childrensplace.com.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain statements in this report may contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to any historical or current fact. Forward-looking statements can also be identified by words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “predicts,” and similar terms. These forward-looking statements are based upon current expectations and assumptions of The Children's Place Retail Stores, Inc. (the “Company”) and are subject to various risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements. Readers of this Report are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to release publicly any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. The inclusion of any statement in this Report does not constitute an admission by the Company or any other person that the events or circumstances described in such statement are material.

I.	Introduction

Certain of the Company’s products contain materials or components that use tin or gold. Due to the depth of the supply chain, the Company is far removed from the sources of ore from which these metals are produced and the smelters/refiners that process those ores; the efforts undertaken to identify the country(ies) or origin of those ores reflect our circumstances and position in the supply chain. The amount of information available globally on the traceability and sourcing of these ores is extremely limited at this time; this situation is not unique to the Company. The efforts were undertaken on the products manufactured for the Company in 2013. The Company does not directly manufacture products but “contracts to manufacture” from its suppliers branded and generic products containing gold or tin.

Direct suppliers to the Company were asked to provide answers to the Supply Chain Compliance Questionnaire adapted from the Electronic Industry Citizenship Coalition-Global e-Sustainability Initiative (EICC-GeSI) Conflict Minerals Common Reporting Template to reflect the Company’s position in the supply chain. The Company believes that the EICC-GeSI Conflict Minerals Common Reporting Template is generally regarded as the most common reporting tool for conflict minerals content and sourcing information worldwide, developed by several of the world’s leading consumer electronics brands.

The questionnaires received were reviewed for completeness and consistency of answers. Suppliers were required to provide corrections and clarifications where needed.

As such, we believe our process was reasonably designed and performed in good faith.

II.	Design of Due Diligence Measures

The Company designed its overall conflict minerals procedures based on, and in conformity in all material respects with the five step framework of OECD (2013), OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, OECD Publishing http://dx.doi.org/10.1787/9789264185050-en and the supplements on tin, tantalum, tungsten and gold, where applicable, including conforming its due diligence process to Steps 3 and 4 of the OECD Guidance to the extent the Company determined them to be applicable to its circumstances and position in the supply chain as a “downstream” company with no direct influence on smelters/refiners.

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III.	Due Diligence Measures Performed by the Company

The following are due diligence measures performed by the Company.

•	Communicated the Company’s policy on conflict minerals to direct suppliers;
•	Reported to senior management on direct suppliers’ responses to the Company’s conflict minerals information requests, including updates on monitoring and tracking risk mitigation efforts (where applicable);
•	Conducted awareness sessions concerning the commitments and requirements expected of the Company’s direct suppliers, supported by email and phone dialogues;
•	Developed a risk mitigation plan that allows for continued trade with a supplier during the supplier’s risk mitigation efforts;
•	The Company has found no instance where it was necessary to implement risk mitigation efforts, temporarily suspend trade or disengage with a supplier;
•	Supported trade and industry initiatives which encourage the development and implementation of independent third party audits of smelter/refiner’s sourcing through policy and procurement practices that encourage suppliers to purchase materials from audited smelters/refiners.

IV.	Product Determination

The Company received no information from its direct suppliers indicating that the facilities at which tin or gold were processed were located in or that the tin or gold originated in, the Democratic Republic of Congo, and its adjoining countries (collectively, the “Covered Countries”) or came from recycled or scrap sources. However, in an abundance of caution, we are classifying the subject products that we contract to manufacture as “DRC conflict undeterminable.”

V.	Product Description

The products subject to the disclosure are zippers, buckles, rhinestones and sequins reportedly from China and South Korea.

VI.	Steps to Improve Due Diligence

The Company will continue to communicate its expectations and information requirements to the Company’s direct suppliers. The Company will also continue to monitor changes in circumstances that may impact the facts or the Company’s determination. Over time, the Company anticipates that the amount of information globally on the traceability and sourcing of these ores will increase and improve its knowledge. The Company will continue to make inquiries to the Company’s direct suppliers and undertake additional fact and risk assessments where the Company identifies potentially relevant changes in facts or circumstances. The Company will review new suppliers for conflict minerals conformance during initial business reviews. If the Company becomes aware that a Company supplier needs to improve its due diligence process for complying with the Company’s conflict minerals policy, the Company intends to continue the trade relationship while that supplier improves its performance. The Company expects its suppliers to take similar measures with their suppliers to ensure alignment throughout the Company’s supply chain.

VII.	Independent Private Sector Audit

Not required for calendar year 2013.

Item 1.02 Exhibit

The Company has filed, as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.

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Section 2 - Exhibit

Item 1.01 Exhibit

The following exhibit is filed as part of this report.

Exhibit 1.02 Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

THE CHILDREN’S PLACE RETAIL STORES, INC.

/s/ Bradley P. Cost		June 2, 2014
By:	Bradley P. Cost	(Date)
Senior Vice President, General Counsel and Secretary

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